SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 29, 2005

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 29, 2005

Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.greatbasingold.com

GREAT BASIN & TRANTER SIGN BLACK ECONOMIC EMPOWERMENT HEADS OF AGREEMENT FOR THE BURNSTONE GOLD PROJECT, SOUTH AFRICA

April 29, 2005 , Vancouver, BC - Ronald W. Thiessen, President and CEO, Great Basin Gold Ltd. (TSX -GBG; AMEX-GBN) is pleased to announce that Great Basin has signed a Heads of Agreement with Tranter Investments (Pty) Ltd. ("Tranter"), a closely held black economic empowerment ("BEE") company, in relation to the Burnstone Gold Project. The Burnstone Project is located in the northeastern part of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa. The Heads of Agreement creates a framework for Great Basin to fulfill the BEE ownership requirements under South Africa's new mineral tenure legislation, which require participation by BEE entities (such as Tranter) in mineral projects as a condition of ongoing security of mineral tenure.

The Heads of Agreement sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Great Basin's wholly-owned subsidiary, Southgold Exploration (Pty) Ltd. ("Southgold"), which owns the Burnstone property. Such interest shall be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition to the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad based BEE participation by various historically disadvantaged groups. The Heads of Agreement contemplates that certain on-going restrictions will apply to Tranter to ensure that Tranter will continue to qualify as a BEE company.

Completion of the transaction is subject to a number of conditions precedent, including negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, South African regulatory approvals and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon signing of the relevant definitive agreements.

Tranter is a private BEE company currently comprised of a group of South African black professional investors. Southgold previously had an interim agreement with Tranter, granting Tranter an option to acquire a participating interest in the Burnstone Property; however, that agreement expired in March 2003. Southgold, Tranter and Great Basin have, in accordance with the Heads of Agreement, established a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project.

Great Basin has been actively advancing work on the Burnstone Project since early 2003. The Company acquired a 100% interest in Southgold, and thereby rights to 100% of the Burnstone Project subject to BEE involvement, in January 2004. Positive results from a Pre-feasibility study on a potential development of Area 1 of the Burnstone Project were announced in November 2004. Drilling in 2004 increased the measured and indicated gold resources for the entire Project-area, and the Company initiated a Feasibility Study for the overall project in 2005.

For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No stock exchange or regulatory authority have approved or disapproved the information contained in this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.